March 27, 2020

Daniel Shribman
Chief Financial Officer
B. Riley Principal Merger Corp. II
299 Park Avenue
21st Floor
New York, New York 10171

       Re: B. Riley Principal Merger Corp. II
           Draft Registration Statement on Form S-1
           Submitted March 2, 2020
           CIK No. 0001805077

Dear Mr. Shribman:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted March 2, 2020

Initial Business Combination, page 6

1. We note your disclosure that if the board is not able to independently determine the fair market value of the target business or businesses, you will obtain an opinion from an independent investment banking firm or an independent valuation or appraisal firm.
       Consistent with your disclosure on page 44, please disclose here that you are not required to obtain a fairness opinion from an independent investment banking firm or an independent accounting firm unless you pursue a business combination with an affiliated entity.
 Daniel Shribman
B. Riley Principal Merger Corp. II
March 27, 2020
Page 2
Manner of Conducting Redemptions, page 87

2. You state that your determination to seek stockholder approval of a proposed business combination or conduct a tender offer will be based on "a variety of factors." Please describe the factors that you will consider in making this determination and briefly explain how the timing of the proposed transaction would weigh in favor or against a determination to seek stockholder approval, or advise.
       You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameDaniel Shribman                              Sincerely,
Comapany NameB. Riley Principal Merger Corp. II
                                                               Division of
Corporation Finance
March 27, 2020 Page 2                                          Office of
Finance
FirstName LastName